UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 25, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

To whom it may concern:

December 25, 2007

Company name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo, Japan
Code number:	8411(TSE1st Sec., OSE1st Sec.)

Announcement regarding the Purchase of Shares of Credit Saison

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that the Board of Directors of Mizuho Bank, Ltd. (President and CEO: Seiji Sugiyama), a consolidated subsidiary of MHFG, at a meeting held on December 25, 2007, has resolved to purchase shares of Credit Saison Co., Ltd. (“Credit Saison”) (President and CEO: Hiroshi Rinno) through a direct purchase from seller. The details of this share purchase are as described below.

1. Purpose of the share purchase

The purpose of the share purchase is to further strengthen the Comprehensive Strategic Business Alliance between the Mizuho Financial Group and Credit Saison.

2. Details of the share purchase

(1) Type of shares to be purchased:	Common shares
(2) Number of shares to be purchased:
i. Number of shares owned prior to the purchase:		5,093,100
(2.80% of issued shares)
ii. Number of shares to be purchased:		7,500,000
(4.13% of issued shares)
iii. Number of shares to be owned after the purchase:		12,593,100
(6.93% of issued shares)

(3) Total amount of the purchase:	JPY 23.5billion
(4) Date of the purchase:	December 26, 2007 (scheduled)

3. Effect on Profits and Losses

The above will have no material effect on the earnings estimates for the current fiscal year (both on a consolidated or a non-consolidated basis) of MHFG.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Public Relations Office
+81-3-5224-2026